Exhibit 1.01
CONFLICT MINERALS REPORT
Introduction
This is the Conflict Minerals Report for ITT Corporation (“ITT,” the “Company,” “we” or “our”), filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2013 to December 31, 2013. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment.
The report presented herein has not been audited by an independent private sector auditor.
It is ITT’s policy that the Company will not knowingly manufacture products with raw materials or components containing 3TG that originated from sources that finance Armed Groups involved in the conflict in the Democratic Republic of Congo (“DRC”) and adjacent countries (“DRC Region”). ITT expects its business dealings with suppliers and contractors to be based on fairness, honesty, lawfulness, safety, environmental stewardship and social consciousness, including respect for human rights. Due to the complexities of the mining process and because the Company does not purchase conflict minerals directly from smelters or mines, we must rely on sourcing information provided by our suppliers. In the event that a supplier provides information to the Company that it has supplied 3TG from an uncertified smelter in the DRC Region to us, the Company will take commercially reasonable steps to ensure that the supplier has changed its sourcing, or the Company will look for an alternative supplier.
Company Overview
ITT is a diversified manufacturer of highly engineered critical components and customized technology solutions for the energy, transportation and industrial markets. We manufacture components that are integral to the operation of systems and manufacturing processes in our key markets. Our products provide enabling functionality for applications where reliability and performance are critically important to our customers and the users of their products.
Our product and service offerings are organized in four business units: Industrial Process, Motion Technologies, Interconnect Solutions, and Control Technologies.
Industrial Process (“IP”) manufactures industrial pumps and valves for a diversified mix of customers in global infrastructure industries such as oil & gas, mining, power generation, chemical and other process markets. IP products are manufactured in Argentina, Brazil, China, Germany, India, Mexico, Saudi Arabia, South Korea, the United Kingdom and the United States.
Motion Technologies (“MT”) manufactures friction products (brake pads) and damping technologies (shock absorbers) for the global automotive, truck, trailer and public bus and rail transportation markets. MT’s products are manufactured in China, the Czech Republic, Italy and the Netherlands.
Interconnect Solutions (“ICS”) manufactures a wide range of highly specialized connector products that make it possible to transfer signal and power in various electronic devices that are utilized in aerospace and defense, industrial and transportation, oil & gas and medical markets. ICS manufactures connectors in China, Germany, Italy, Japan, Mexico, the United Kingdom and the United States. ICS also contracts with third parties to manufacture connectors.

Control Technologies (“CT”) manufactures specialized equipment including actuation, valves, switches, vibration isolation, custom-energy absorption, and regulators for the aerospace, defense and industrial markets. CT’s manufacturing facilities are located in China, Germany and the United States.
Reasonable Country of Origin Inquiry (RCOI)
Many ITT products have one or more components and/or raw materials that contain 3TG which are necessary to the functionality or production of the product.
Our supply chain is complex. The four business units operate independently and their respective manufacturing locations have separate supply chains, although they may purchase components and raw materials from some of the same vendors. ITT factories utilize various software and hardware systems, and have different methods and tools for storing data such as bills of materials, specifications and designs for their products. The four business units have different standard terms and conditions in their respective purchase orders and supply contracts. In addition, due to the complexities of the mining process and because we do not purchase conflict minerals directly from smelters or mines, we must rely on sourcing information provided by our suppliers.
Each of the four business units tailored their approach to supply chain due diligence. Two businesses surveyed all of their direct materials suppliers, while the other two businesses focused their evaluation of a subset of vendors that supplied materials and components in 2013 that we reasonably believed were likely to contain 3TG. Of the 1,425 vendors that were contacted by ITT, approximately 70 percent responded. The supplier responses contained various levels of detail regarding the names and locations of 3TG smelters. We reviewed the responses and made further inquiries of our suppliers as necessary, contacting some suppliers multiple times for more information. The majority of supplier survey responses did not completely list all of the smelters used in their supply chain. Of the suppliers who responded to the Company, approximately 32 percent confirmed that the components and/or raw materials that they supplied to the Company contained 3TG.
Due Diligence
Design of Due Diligence
The Company’s due diligence is consistent with the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition).
Due Diligence Measures Performed
The due diligence process included a review of the responses to the supplier surveys regarding identification of 3TG and the source of materials. Notwithstanding ITT’s reasonable due diligence efforts, some suppliers have not yet provided sufficient responses to the Company’s inquiries about 3TG content and the country of origin, as noted above.
If a supplier confirmed 3TG content in the raw materials, components or products supplied to the Company, then the response was further reviewed for identification of the source region, and finally, if from the DRC Region, whether the smelter was a known approved smelter. Depending on these replies and, in some cases, further inquiries of the supplier, we made a determination of the reasonableness of the reply based on information provided, or in combination with previous knowledge of the supplier’s sources. The Company’s review of supplier data is ongoing.
Risk Mitigation
Each ITT business unit has amended or is in the process of amending the terms and conditions in purchase orders and supply chain contracts to require the vendor to disclose the country of origin for 3TG content. If a supplier confirms that it sourced 3TG in the DRC or the DRC Region, but fails to provide sufficient assurances that it is doing business with a certified DRC conflict free smelter, the Company will re-evaluate the commercial relationship and it may be necessary to identify alternative suppliers.

ITT will continue to improve transparency in its own supply chain in order to comply with all applicable laws and regulations, to respond to customer requests for information about the 3TG content in ITT products and to assist ITT customers in complying with their own reporting obligations regarding country of origin.
Product Description
A description of products offered is included in the section titled “Introduction.” Based on the Company’s due diligence efforts to date, the Company does not have sufficient information to determine the country of origin of the 3TG content in ITT products nor the facilities used to process those minerals, including whether they originated from recycled or scrap sources. The Company’s efforts to determine the mine or location of origin include the RCOI and due diligence measures described above.